Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227

December 6, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Foundation Coal Holding, Inc.
    Registration Statement on Form S-1
    File No.: 333-118427

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Foundation Coal Holdings, Inc. (the "Company") be accelerated so that the Registration Statement may become effective at 3:00 p.m. EDT on December 8, 2004, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

        The Company acknowledges that

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
FOUNDATION COAL HOLDINGS, INC.
By:	/s/ GREG A. WALKER Name: Greg A. Walker